Exhibit 99.2.e

Form 51-102F3

Material Change Report

1.                                      Name and Address of Company

Ashton Mining of Canada Inc.
Unit 116, 980 West 1st Street
North Vancouver, British Columbia
V7P 3N4

2.                                      Date of Material Change

The material change described in this report occurred on March 31, 2006.

3.                                      News Release

Ashton Mining of Canada Inc. (“Ashton”) issued a news release dated March 31, 2006 (the “News Release”) relating to the material change.  The News Release, a copy of which is attached to this report, was distributed through CCNMatthews.

4.                                      Summary of Material Change

On March 31, 2006, Ashton closed an underwritten offering of 10,714,286 common shares at $1.40 per common share for aggregate gross proceeds of $15,000,000.40.  The offering was initially announced in Ashton’s news releases dated March 8 and March 10, 2006.

5.                                      Full Description of Material Change

On March 31, 2006, Ashton closed an offering of 10,714,286 common shares (the “Offering”) at a price of $1.40 per common share for aggregate gross proceeds of $15,000,000.40 on an underwritten basis through a syndicate of underwriters led by GMP Securities L.P. (“GMP”) and including Canaccord Capital Corporation, Dundee Securities Corporation and National Bank Financial Inc. (together, the “Underwriters”) pursuant to an underwriting agreement (a copy of which has been filed on SEDAR) between Ashton and the Underwriters dated March 13, 2006 (the “Underwriting Agreement”).  The issuance of the common shares was qualified by a short form prospectus dated March 23, 2006 (a copy of which has been filed on SEDAR).

Commission to Underwriters

Pursuant to the Underwriting Agreement, at the closing Ashton paid to the Underwriters an aggregate commission of $362,250 representing 5.0% of the gross proceeds (the “Underwriters’ Fee”) raised from the Offering (net of the proceeds received from QIT (as defined below)).

Use of Proceeds

The net proceeds from the Offering will be used for exploration and evaluation of the Foxtrot property in north-central Quebec, including the 6,000 carat bulk sample program now underway, the exploration of Ashton’s other properties in Alberta, Nunavut, the Northwest Territories and elsewhere in Canada and for working capital and general corporate purposes.

Participation in Offering by QIT

QIT-Fer et Titane Inc. (“QIT”) participated in the Offering by purchasing 5,539,286 common shares.  As a result of the Offering, QIT owns 15,189,761 common shares of Ashton.  QIT is an indirect, wholly owned subsidiary of Rio Tinto plc, which, together with Rio Tinto Limited, forms the Rio Tinto Group.  The Rio Tinto Group combines Rio Tinto plc and Rio Tinto Limited in a dual listed companies structure, as if the two companies were a single economic entity with a unified management and common voting rights.

Prior to the Offering, the Rio Tinto Group (through both QIT and Ashton Canada Pty. Limited, an indirect, wholly owned subsidiary of Rio Tinto Limited) beneficially owned an aggregate of 43,498,696 common shares of Ashton, or approximately 51.7% of the issued and outstanding common shares of Ashton.  Following the Offering, the Rio Tinto Group beneficially holds 49,037,982 common shares of Ashton, representing approximately 51.7% of Ashton’s issued and outstanding common shares.  On a fully diluted basis (assuming exercise of all outstanding warrants and options issued by Ashton to purchase its common shares), the Rio Tinto Group beneficially holds approximately 48.1% of Ashton’s common shares.

The Offering was approved by the board of directors of Ashton at meetings held on March 13 and March 23, 2006.

Related Party Transaction Exemptions

The participation by QIT in the Offering as described herein is a “related party transaction” within the meaning of Ontario Securities Commission Rule 61-501 (the “Rule”).  In connection with QIT’s participation in the Offering, Ashton relied on the exemptions from the formal valuation and minority shareholder approval requirements of the Rule contained in sections 5.5(2) and 5.7(2), respectively, of the Rule.  These sections of the Rule provide such exemptions where, at the time the transaction is agreed to, the fair market value of the subject matter of or the consideration for the transaction, insofar as it involves interested parties, is less than 25% of the issuer’s market capitalization.  The issue by Ashton to QIT of 5,539,286 common shares for gross proceeds of $7,755,000.40 constitutes approximately 6.7% of Ashton’s market capitalization of approximately $117 million as of March 8, 2006, being the date the Offering was agreed to between Ashton and GMP.

A material change report relating to the Offering was not filed 21 days prior to the closing of the transaction as final approval by the board of directors of Ashton was not received until shortly before the closing, and Ashton having received such approval, wished to close the transaction as soon as possible after such approval had been obtained.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

The following senior officer of Ashton is knowledgeable about the material change and may be contacted by any of the Securities Commissions respecting the change:

Alessandro Bitelli
Vice President, Finance

Telephone:                                    (604) 983-7750
Facsimile:                                          (604) 987-7107

9.                                      Date of Report

April 12, 2006.

06-07
Toronto Stock Exchange	March 31, 2006
Trading Symbol: ACA	For Immediate Release

ASHTON COMPLETES SHORT FORM PROSPECTUS
OFFERING FOR GROSS PROCEEDS OF $15 MILLION

Robert T. Boyd, President and CEO of Ashton Mining of Canada Inc. (“Ashton” or the “Corporation”) is pleased to report that the Corporation has completed the short form prospectus offering announced on March 8 and March 10, 2006. Pursuant to this transaction, the Corporation has issued 10,714,286 common shares at a price of $1.40 each, for gross proceeds of $15 million.

QIT-Fer et Titane Inc. (“QIT”), an indirect wholly owned Quebec-based subsidiary of Rio Tinto plc, subscribed for 5,539,286 shares under the offering. As a result, QIT holds 15,189,761 of the 49,037,982 common shares of the Corporation that are now beneficially owned by the Rio Tinto group. This figure represents approximately 51.7 percent of the 94,911,661 common shares that are currently issued and outstanding.

GMP Securities LP acted as the lead underwriter for the offering as part of a syndicate whose other members were Canaccord Capital Corporation, Dundee Securities Corporation and National Bank Financial.

Ashton will use the proceeds of the offering to advance the Corporation’s ongoing exploration programs in 2006 and 2007, including the 6,000 carat bulk sample program now underway at the Foxtrot property in north-central Quebec, and for working capital and general corporate purposes.

Ashton’s prime objective is the discovery or acquisition of diamond prospects capable of rapid advancement to development and production. The Corporation is recognized as one of the leading explorers in the Canadian diamond industry. Ashton’s competitive advantages include the significant exploration experience of its key personnel as well as its extensive in-house diamond laboratory facilities in North Vancouver, B.C.

Annual Meeting of Shareholders - April 27, 2006

The 2006 Annual Meeting of Shareholders of Ashton will be held on Thursday, April 27, 2006 at 3:00 p.m. in the Vancouver Room on the 2nd Floor of the Metropolitan Hotel, 645 Howe Street, Vancouver, B.C.  The Notice of Meeting and Management Proxy Circular are available on the Corporation’s website at http://www.ashton.ca/investor_mgmt_proxy.html.  Ce document est également disponible en français à la même addresse.

For further information, please contact:

Robert T. Boyd	-or-	Mike Westerlund	-or-	visit our website:
President and CEO		Manager, Investor Relations		www.ashton.ca
(604) 983-7750		(604) 983-7750		email: contact@ashton.ca

UNIT 116, 980 WEST 1ST STREET, NORTH VANCOUVER, B.C. CANADA  V7P 3N4    TEL: (604) 983-7750 FAX: (604) 987-7107